Item 77D - 	Deutsche GNMA Fund (a series of
Deutsche Income Trust) (the Fund")

Effective May 22, 2017, the Fund's principal investment strategy was amended to include the following:

Derivatives. Portfolio management generally may use interest rate futures contracts or interest rate swaps, which are types of derivatives (a contract whose value is based on, for example, indices, currencies or securities) for duration management (i.e., reducing or increasing the sensitivity of the fund's portfolio to interest rate changes). Portfolio management may, from time to time, seek to enhance returns by employing various strategies to identify interest rate trends across developed markets using derivatives, including interest rate futures contracts, interest rate swaps and foreign currency transactions. In addition, portfolio management generally may use (i) options on GNMA TBAs or total return swaps to seek to enhance potential gains; and (ii) options on interest rate futures or on interest rates to hedge against potential adverse interest rate movements.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or
(iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

Effective May 22, 2017, the Fund's principal investment strategy was amended further to include the following:

For the purpose of complying with the 80% test, the fund does not use the notional value of a derivative instrument, but rather, uses the "mark-to-market" value (i.e., the unrealized net gain or loss on an open derivative instrument) of the derivative instrument. The "mark-to-market" value of a derivative instrument will not be treated as an investment in "Ginnie Maes." By calculating the 80% test on the basis of "mark-to-market" value, rather than the notional value of derivative instruments, the fund may invest a greater percentage of its assets in such derivative instruments than would otherwise be the case.

Although the fund's aggregate notional market exposure from derivatives may equal up to 100% of the fund's assets, the fund normally limits the net notional value of all derivatives instruments, after aggregating the fund's long and short positions, to 20% of the fund's net assets. In addition, the net "mark-to-market" value of all open interest rate strategy related derivatives instruments, plus any required initial margin payments, is normally expected to be less than 5% of the fund's net assets.